Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Oyu Tolgoi Investment Agreement Signed

     VANCOUVER, Oct. 6 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") welcomes the signing of the
Investment Agreement between our joint venture partner, Ivanhoe Mines (TSX:
IVN; NYSE: IVN; NASDAQ: IVN - "Ivanhoe Mines"), our largest shareholder Rio
Tinto (NYSE: RTP; LSE: RIO.L; ASX: RIO.AX) and the Mongolian government. The successful conclusion to the negotiations paves the way for the development of
Entree's Hugo North Extension and Heruga deposits as part of the overall construction and operation of the massive Oyu Tolgoi mining complex.
     The Hugo North Extension and Heruga deposits are located within Entree's
Lookout Hill property along the Oyu Tolgoi trend of copper-gold-molybdenum mineralization. These deposits are subject to the joint venture between Entree and Ivanhoe Mines' subsidiary, Ivanhoe Mines Mongolia Inc. Oyu Tolgoi is the world's largest and richest, undeveloped porphyry copper-gold-molybdenum project. Some of the highest grade copper-gold mineralization lies within the
Hugo North Extension deposit and the highest molybdenum grades occur within the Heruga deposit.
     Greg Crowe, President and CEO of Entree, stated: "We congratulate the
Mongolian government and our partners, Ivanhoe Mines and Rio Tinto, on the hard work, patience and perseverance that all parties undertook to reach this historic moment. Projects of the magnitude and richness of Oyu Tolgoi are extremely rare and the successful development of it will bring substantial benefits not only to the Mongolian people, but to the investors in companies with interests in this project."
     Mr. Crowe further commented, "We have long believed that considerable exploration potential exists in the region, and this was reiterated earlier today by Bret Clayton, chief executive of Rio Tinto's Copper and Diamonds group. We understand that the conversion of our Shivee Tolgoi and Javhlant exploration licenses to mining licenses is one of the key conditions to the
Investment Agreement. A portion of these licenses is subject to the joint venture between Entree and Ivanhoe Mines, and as such, is important to the overall development and upside potential of Oyu Tolgoi."
     Application has been made to the Mongolian government's Cadastre office to convert the Shivee Tolgoi and Javhlant exploration licenses to mining licenses and the Company is awaiting confirmation from the Cadastre office.
Upon conversion, the government of Mongolia will be entitled to secure a 34%
interest in the properties.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds three exploration licenses comprising the 179,590 hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
     The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under agreements with Empirical Discovery
LLC, in Nevada through option agreements with HoneyBadger Exploration Inc. and
Bronco Creek Exploration Inc. and in British Columbia through an agreement with Taiga Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the development of the Oyu Tolgoi project and the conversion of the Shivee Tolgoi and Javlant exploration licence to mining licences. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %SEDAR: 00008502E          %CIK: 0001271154

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: 866-368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Investor Relations, Entree Gold Inc., Tel:
(604) 687-4777, Toll Free: 866-368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 09:50e 06-OCT-09